UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Check One:
☐ Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☒ Form 10-Q         ☐ Form 10-D         ☐ Form N-SAR       ☐ Form N-CSR
For Period Ended: February 28, 2009
PART I — REGISTRANT INFORMATION
Serefex Corporation
30700 Solon Industrial Parkway
Solon, OH 44139
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject quarterly report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date;

(c) The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.
PART III — NARRATIVE
     Reference is made to the Company’s Form 8-K Report filed November 30, 2008. The Company is a holding company, whose principal operations are carried out through its subsidiaries; consequently, as a result of the sale of substantially all of the assets of the Company’s subsidiaries, the Company is unable to complete its quarterly financial report in a timely manner.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:
Brian S. Dunn, President
Tel. No. (440) 248-0766, ext. 3040

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).       ☒ Yes       ☐ No
     (3) Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ☒ Yes       ☐ No
We refer to our response in Part III as an explanation of the anticipated change.

     Serefex Corporation has caused this notification to be signed on its behalf by the undersigned herewith duly authorized.

DATED: April 15, 2009	Serefex Corporation

	By:	/s/ Brian Dunn

Brian Dunn President and Chief Executive Officer